SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

CERTIFICATE OF THE MINUTES OF THE 273rd

ORDINARY MEETING OF THE BOARD OF DIRECTORS

I hereby certify, for all intents and purposes, that on April 15, 2026, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who sign at the end, met to discuss the items on the agenda for this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone, noted the participation of Mr. Daniel Pimentel Slaviero as a guest, and invited me, Isabel Zaiczuk Raggio, to serve as secretary.

Among other matters, the Board of Directors deliberated on:

01.   PROPOSAL FOR A DECLARATION OF INTEREST ON EQUITY BASED ON RETETAINED EARNINGS - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by his technical team, presented a proposal for distribution of earnings in the form of Interest on Equity in the gross amount of R$706,000,000.00 (seven hundred and six million reais) based on the Retained Earnings account, to be credited to shareholders holding shares as of April 29, 2026 (record date), subject to trades executed up to and including that date. Accordingly, as of April 30, 2026, inclusive, the Company’s common shares will be traded “ex-dividend.” The amounts of Interest on Equity, net of withholding taxes, will be allocated to the mandatory dividend for the 2026 fiscal year, in accordance with the criteria established in Article 84, Paragraph 2 of the Company’s Bylaws. After analyzing and discussing the information provided, receiving the clarifications deemed necessary, and considering the favorable recommendation of the Executive Board, issued at its 2660th Meeting on April 9, 2026, the Board of Directors unanimously resolved to approve the proposal for the distribution of earnings in the form of Interest on Equity, as recorded in the material held by the Department of Secretariat and in accordance with item 1.8 of the Dividend Policy, with payment to be made on September 30, 2026, pursuant to Article 30, item XXII, and Article 84, paragraph 1, of the Company’s Bylaws. ----------------------------------------------------------------

02.   FORM 20-F - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by his team and with the support of the Integrity Office (DRC/SIN), presented Form 20-F to be filed with the Securities and Exchange Commission - SEC. He stated that this report contains accounting information for the fiscal year 2025, already approved by the Executive Board and the Board of Directors (Standardized Financial Statements - DFP). In addition, the document contains additional information for shareholders regarding: (i) risk factors, (ii) the Company, (iii) the electric power sector model, (iv) management (Executive Board and Boards), (v) dividend distribution, (vi) internal controls, among other information. Next, the members of the Statutory Audit Committee were heard; they reported having analyzed the matter at their 326th Meeting on April 14, 2026, and recommended its approval to this Board. After analyzing and discussing the

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

information provided, receiving the clarifications deemed necessary, and considering the favorable recommendation of the Executive Board, issued at its 2660th Meeting on April 9, 2026, as well as that of the Statutory Audit Committee, as noted above, the Board of Directors unanimously resolved to approve the 20-F Report as recorded in the material held by the Department of Secretariat. ------------------------------------------------

The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law.

Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary).

ISABEL ZAICZUK RAGGIO

Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 15, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.